----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                   ----------------------------
|F  O  R  M   3|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
                                       INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0104|
                                                                                                        |Expires: September 30,1998|
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
(Print or Type Responses)                 Section 30(f) of the Investment Company Act 1940               --------------------------
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|1.Name and Address of Reporting Person* |2.Date of Event        |4.Issuer Name and Ticker or Trading Symbol                       |
|                                        |  Requiring Statement  |                                                                 |
|      Churchill          Franklyn   E.  |  (Month/Day/Year)     |    Chancellor Corporation / CHLR                                |
|----------------------------------------|                       |-----------------------------------------------------------------|
|      (Last)             (First)    (MI)|                       |5.Relationship of Reporting Person to  |6.If Amendment, Date of  |
|                                        |       12/31/1998      |  Issuer (Check all Applicable)        |  Original (Mon/Day/Year)|
|                                        |                       |                                       |                         |
|      210 South Street                  |-----------------------|   Director             10% Owner      |         /  /            |
|                                        |3.IRS or Soc. Sec. No. |---                  ---               |-------------------------|
|----------------------------------------|  of Reporting Person  |                                       |7.Individual or Joint/   |
|      (Street)                          |  (Voluntary)          | X Officer              Other          |  Group Filing           |
|                                        |                       |---(give title below)---(Specify below)|  (Check Applicable Line)|
|                                        |                       |                                       | X  Form filed by One    |
|                                        |                       |                                       |--- Reporting Person     |
|                                        |                       |                                       |    Form filed by More   |
|      Boston          MA         02111  |                       |                                       |--- than Reporting Person|
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)  |     TABLE I - Non-Derivative Securities Beneficially Owned                              |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security (Instr. 4)            |2.Amount of Securities       |3.Ownership   |4.Nature of Indirect Beneficial           |
|                                          |  Beneficially Owned         |  Form:       |  Ownership (Instr. 5)                    |
|                                          |  (Instr. 4)                 |  Direct (D)  |                                          |
|                                          |                             |  or Indirect |                                          |
|                                          |                             |  (I)(Instr.5)|                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|------------------------------------------|-----------------------------|--------------|------------------------------------------|
|                                          |                             |              |                                          |
|                                          |                             |              |                                          |
|----------------------------------------------------------------------------------------------------------------------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
                                                                                                                              (Over)
    Potential persons who are to respond to the collection of information contained in this form are not required    SEC 1473 (7-97)
    to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)          TABLE II - Derivative Securities Beneficially Owned
                                       (e.g., puts, calls, warrants, options, convertible security)
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|1.Title of Derivative     |2.Date Exercisable    |3.Title and Amount of Underlying      |4.Conversion |5.Ownership|6.Nature of    |
|  Security (Instr. 4)     |  and Expiration      |  Derivative Security (Instr. 4)      |  or         |  Form of  |  Indirect     |
|                          |  Date                |                                      |  Exercise   |  Deriv-   |  Beneficial   |
|                          |  (Month/Day/Year)    |                                      |  Price of   |  ative    |  Ownership    |
|                          |----------------------|--------------------------------------|  Derivative |  Security:|  (Instr. 5)   |
|                          |Date       |Expiration|                            |Amount or|  Security   |  Direct   |               |
|                          |Exercisable|Date      |           Title            |Number   |             |  (D) or   |               |
|                          |           |          |                            |of Shares|             |  Indirect |               |
|                          |           |          |                            |         |             |  (I)      |               |
|                          |           |          |                            |         |             |  (Instr.5)|               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
|                          |           |          |                            |         |             |           |               |
|--------------------------|-----------|----------|----------------------------|---------|-------------|-----------|---------------|
| Common Stock Options     | 07/01/98  | 07/01/03 | Common Stock               |350,000  | $ .20       | D         |               |
| Common Stock Warrant*    | 12/22/99  | 12/22/04 | Common Stock               |300,000  | $ .10       | D         |               |
| Common Stock Options     | 07/01/99  | 07/01/04 | Common Stock               |200,000  | $ .35       | D         |               |
| Common Stock Warrant*    | 12/22/00  | 12/22/05 | Common Stock               |300,000  | $ .25       | D         |               |
| Common Stock Options     | 07/01/00  | 07/01/05 | Common Stock               |200,000  | $ .75       | D         |               |
| Common Stock Warrant*    | 12/22/01  | 12/22/06 | Common Stock               |300,000  | $ .50       | D         |               |
| Common Stock Options     | 07/01/01  | 07/01/06 | Common Stock               |250,000  | $1.00       | D         |               |
| Common Stock Warrant*    | 12/22/02  | 12/22/07 | Common Stock               |300,000  | $ .75       | D         |               |
| Common Stock Warrant*    | 12/22/03  | 12/22/08 | Common Stock               |300,000  | $1.00       | D         |               |
|----------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:

* Common Stock Warrant to purchase shares beneficially owned by Vestex Capital Corporation, a large shareholder of the Registrant.

**Intentional misstatements or omissions of facts constitute Federal     /s/  Franklyn E. Churchill                    05/20/1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        --------------------------------------------  ----------
                                                                             **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   PAGE: 2
                                                                                                                     SEC 1473 (7-97)